Fiscal Fourth Quarter and Fiscal 2020 Results

Executive Earnings Commentary

LEGG MASON
GLOBAL ASSET MANAGEMENT

April 29, 2020

Brandywine GLOBAL

CLARION PARTNERS

ClearBridge Investments

EnTrust Global

MARTIN CURRIE

QS Investors

RARE

ROYCE Investment Partners

WESTERN ASSET

Important Disclosures

Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not statements of facts or guarantees of future performance, and are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those discussed in the statements.

For a discussion of these risks and uncertainties, please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in the Company's quarterly reports on Form 10-Q.

Non-GAAP Financial Measures

This presentation includes non-GAAP financial information. This non-GAAP information is in addition to, not a substitute for or superior to, measures of financial performance or liquidity determined in accordance with GAAP.

The Company undertakes no obligation to update the information contained in this presentation to reflect subsequently occurring events or circumstances.



Table of Contents



Highlights

Financial Results[1]	• Net Income of $64.2M, or $0.70 per diluted share − Includes restructuring charges of $17.8M, or $0.14 per diluted share • Adjusted Net Income[1] of $93.2M, or $1.02 per diluted share

Strategic Restructuring	• Strategic Restructuring
	   − Projected annual expense savings of $100M or more, achieved $22.9M in current quarter
	   − Estimated costs to achieve of $100M to $105M, $3.7M incurred in current quarter

Assets Under Management/ Flows	• Total AUM of $730.8B
	• Long-term net outflows of $12.1B
	   − Fixed Income outflows of $8.4B
	   − Equity outflows of $6.0B
	   − Alternative inflows of $2.3B

Global Distribution	• Quarterly gross sales of $27.7B • Quarterly net sales of ($5.7B)
Investment Performance[2]	• 34% (3yr) and 71% (5yr) of strategy AUM beat benchmarks • 61% (3yr) and 73% (5yr) of long-term US fund assets beat Lipper category averages
Other	• On February 17, 2020, Legg Mason entered into a definitive agreement to be acquired by Franklin Templeton • Declared a cash dividend of $0.40 per share

Legg Mason made meaningful progress during the quarter:

- *Our strategic restructuring efforts reached 95% of our targeted run-rate savings*
  - *Total costs to achieve expected to be $25 to $30 million below our prior forecasted range*

- *Our global distribution platform generated record quarterly gross sales of $27.7 billion.*
  - *Net redemptions were $5.7 billion.*

- *Long-term net outflows of $12.1 billion for the quarter with fixed income and equity outflows, while all three alternative businesses generated net inflows.*

[1] See appendix for GAAP reconciliation.
[2] See appendix for details regarding strategy performance. Includes open-end, closed-end, and variable annuity funds.
Source: Lipper Inc. Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ.



Affiliate Flows and Unfunded Wins/Committed Uncalled Capital

Entity	Ending AUM	Qtr/Qtr % Change	Net LT Flows / Realizations[1]	Unfunded Wins/ Committed Uncalled Capital
LEGG MASON GLOBAL ASSET MANAGEMENT	730.8	-9%	(12.1) / (0.2)	8.8 / 1.9
WESTERN ASSET	443.9	-3%	(6.5)	5.2
ClearBridge Investments	120.3	-22%	(2.9)	1.3
CLARION PARTNERS	56.7	2%	2.2 / 0.0	0.0 / 0.7
Brandywine GLOBAL	60.2	-19%	(4.1)	0.9
ROYCE Investment Partners	9.0	-34%	(0.7)	0.0
EnTrust Global [2]	13.8	-1%	0.0 / (0.2)	0.9 / 1.2
RARE	3.8	-22%	0.1	0.0
MARTIN CURRIE	12.0	-30%	0.1	0.4
QS Investors	9.8	-21%	(0.3)	0.1

- *Unfunded wins and committed uncalled capital were up from the prior quarter, primarily reflecting new wins at Western and Clearbridge. Our pipeline of new opportunities remains healthy across asset classes and strategies.*

[1] Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers)
[2] EnTrust Global reports total assets of $19.1B, which includes ending AUM, ending AUA, committed uncalled capital, and unfunded wins

Affiliates ordered by contribution to annual pre-tax earnings less noncontrolling interest
Legg Mason ending AUM includes other entities not shown with ending AUM of $1.3B and LT Flows of $0.0B



Drivers of Quarterly Long-Term Flows

Equity	AUM ($B)	Flows ($B)	Fixed Income	AUM ($B)	Flows ($B)	Alternative	AUM ($B)	Flows ($B)
Inflow Drivers								
Equity International	10.9	0.2	Core Bond	44.1	1.2	Real Estate	56.7	2.2
Emerging Markets	3.0	0.2	Corporate	32.1	0.5	Infrastructure	3.8	0.1
						Real Assets	0.8	0.1
Outflow Drivers								
All Cap	21.8	(2.2)	Long Duration	44.9	(1.7)			
Large Cap	67.3	(1.6)	Global Sovereign	14.0	(1.7)			
Small Cap	15.9	(0.9)	Core Plus	109.3	(1.5)			
MLPs	0.7	(0.7)	Global Opportunistic	28.3	(1.1)			
Small/Mid Cap	2.1	(0.3)	Global Income	19.0	(0.8)			
Mid Cap	3.3	(0.1)	Short Duration	9.0	(0.8)			

Unfunded Wins / Committed Uncalled Capital

Unfunded Wins ($B)		Unfunded Wins ($B)		Unfunded Wins ($B)	
Large Cap	1.2	Core Bond	2.6	Alternative Solutions[1]	0.9
Emerging Markets	0.4	Corporate	0.9	**Committed Uncalled Capital ($B)**	
Global	0.1	Long Duration	0.6	Alternative Solutions[1]	1.2
Equity International	0.1	Multi-Sector	0.5	Real Estate	0.7
		Taxable Emerging Markets	0.4	Total Committed Uncalled Capital	1.9
		Intermediate	0.2		
Total Equity	**2.1**	**Total Fixed Income**	**5.8**	**Total Alternative**	**2.8**
% of Total Unfunded Wins and Committed Uncalled Capital	20%	% of Total Unfunded Wins and Committed Uncalled Capital	54%	% of Total Unfunded Wins and Committed Uncalled Capital	26%

- *The asset class mix of our unfunded wins and committed uncalled capital remains diverse, with 54% from fixed income, 26% from alternatives, and 20% from equities.*

[1] Alternative Solutions include strategic partnerships and commingled funds



Global Distribution Update[1]

Distribution Highlights

- Record gross sales of $27.7B for F4Q20
  - Up $6.1B or 28% from F3Q20
- Net Sales of ($5.7B) for F4Q20
  - Down $7.3B from F3Q20
- Quarterly global redemption rate of 37%
- Record FY20 gross sales of $94.0B
- FY20 net sales of $2.4B up from FY19

($ Billions)	F4Q20	F3Q20	FY20	FY19
Gross Sales[1]:				
US	$23.2	$16.5	$75.2	$57.6
Int'l	4.5	5.1	18.8	$17.7
Total	$27.7	$21.6	$94.0	$75.3
Net Sales[1]:				
US	($4.1)	$0.2	$1.3	($4.2)
Int'l	(1.6)	1.4	1.1	(1.1)
Total	($5.7)	$1.6	$2.4	($5.3)

Quarterly Gross and Net Sales Trends ($B)



Total Long-Term Assets by Vehicle ($B)



- *Record quarterly and annual gross sales.*
- *FY20 net sales of $2.4 billion compared to $5.3 billion of net redemptions in FY19.*
- *Quarterly net redemptions of $5.7 billion included March month net redemptions of $9.7 billion.*
- *Redemption rate of 37% reflected challenging market conditions.*
- *Long-term assets declined to $318 billion, largely driven by market depreciation.*

[1] Assets Under Advisement are included in long-term assets, gross sales and net sales. Net sales equals gross sales less redemptions. As of March 31, 2020 the impact of AUA was immaterial



Financial Highlights Fourth Quarter and FY 2020

Financial Results	Quarters Ended			Fiscal Years Ended	
(Amounts in millions, except per share amounts)	Mar 2020	Dec 2019	Mar 2019	Mar 2020	Mar 2019
Operating Revenues	$ 719.6	$ 753.9	$ 692.6	$ 2,922.1	$ 2,903.3
Operating Expenses	553.3	623.9	614.5	2,417.0	2,800.2
Operating Income	166.3	130.0	78.1	505.2	103.1
Operating margin	23.1%	17.2%	11.3%	17.3%	3.6%
Adjusted operating margin[2]	25.8%	26.5%	20.4%	24.8%	22.6%
Net Income (Loss) [1]	$ 64.2	$ 74.8	$49.5	$ 251.4	($28.5)
Net Income (Loss) Per Share - Diluted[1]	0.70	0.83	0.56	2.79	(0.38)
Adjusted Net Income[2]	93.2	93.2	59.8	339.0	288.6
Adjusted Earnings Per Share - Diluted[2]	1.02	1.03	0.67	3.76	3.26

- *Operating revenues decreased $34 million, or 5% quarter-over-quarter, driven by a decrease in non-pass through performance fees, as well as lower average long-term AUM.*
- *Non-pass through performance fees of $9.6 million were above forecast.*
  - *Performance fee-eligible portfolio remains well diversified across hedge funds, real estate private equity, and a number of our fixed income and equity managers.*
- *Expect no non-pass through performance fees next quarter and pass through performance fees of approximately $6 million.*
- *Quarterly GAAP and cash tax rates of 25% and 6%, respectively, for the quarter.*
- *We expect next quarter's tax rate to be in the range of 26%-28%.*

[1] Net Income Attributable to Legg Mason, Inc.
[2] See "Use of Supplemental Non-GAAP Financial Information in the earnings release"



Assets Under Management by Asset Class

Ending AUM ($B) / Operating Revenue Yield (bps)

	Mar 18	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20
Alternative	9%				9%			9%	10%
Equity	27%				27%			27%	22%
Operating Revenue Yield	39 bps	39 bps	38 bps	37 bps	37 bps	37 bps	36 bps	36 bps	36 bps
Fixed Income	56%				55%			56%	58%
Liquidity	8%				9%			8%	10%

Legend: Liquidity | Fixed Income | Equity | Alternative | Total | Operating Revenue Yield [1]

Ending AUM	Mar 18	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20
Long-term	$691	$685	$693	$654	$690	$714	$719	$740	$656
Total	$754	$745	$755	$727	$758	$780	$782	$804	$731

- *AUM decreased $72.7 billion, or 9% from prior quarter driven by market depreciation of $64.4 billion, long-term outflows of $12.1 billion, negative FX of $7.8 billion, and realizations of $0.2 billion, partially offset by liquidity inflows of $11.6 billion.*
- *Operating revenue yield of 36 basis points remained consistent with the prior quarter.*

[1] Operating revenue yield equals total operating revenues less performance fees divided by average AUM
See appendix for supporting detail by asset class



Operating Expenses


$640
$620
$600
$580
$560
$540
$520
$ in Millions
$624
($3)
($65)
($4)
$1
$553
Dec Qtr
Restructuring Costs¹
Comp & Benefits
D&S Expense
Other
Mar Qtr

- *Operating expenses decreased by $71 million on a sequential basis, driven by a $65 million decrease in comp & benefits due to losses on investments in the current quarter (compared to gains in the prior quarter) and lower incentive compensation on lower net revenues.*
- *D&S expense declined $4 million largely due to lower average AUM.*

[1] Restructuring costs includes strategic restructuring costs of $3.7M and other costs of $13.3M in the current quarter and includes strategic restructuring costs of $18.5M and other costs of $2.4M in the prior quarter. See page 13 for more information on the strategic restructuring.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Compensation and Benefits

	Mar Qtr	% of Net Rev.[1]	Dec Qtr	% of Net Rev.[1]	$ Change
Salary, incentives and benefits	**$ 323.9**	**53%**	**$ 341.9**	**54%**	**$ (18.0)**
Strategic restructuring costs	3.9	0%	10.2	1%	(6.3)
Affiliate charges	0.7	0%	0.2	0%	0.5
MTM on deferred comp and seed inv	(32.5)	(5%)	12.0	2%	(44.5)
Comp and benefits (ex pass through fees)	296.0	48%	364.3	57%	(68.3)
Clarion pass through performance fees	8.3		10.7		(2.4)
Total Compensation and Benefits	$ 304.3		$ 375.0		$ (70.7)

- *Salary, incentives, and benefits decreased from the prior quarter largely due to lower incentives on lower net revenues and increased savings from the strategic restructuring.*
- *Quarterly compensation ratio of 53%, down from the prior quarter.*
- *We expect next quarter's compensation ratio to be in a range of 57-59%, driven by seasonal compensation and lower net revenues at certain equity affiliates.*

[1] Net Revenue is equal to Adjusted Operating Revenues. See appendix for GAAP reconciliation



Adjusted Operating Margin

Chart showing Average AUM ($B) and Adjusted Operating Margin by quarter:

Period	Avg AUM	Adjusted Operating Margin
Mar 18		24.4%
Jun 18		23.0%
Sep 18		24.5%
Dec 18		22.1%
Mar 19		20.4%
Jun 19		21.6%
Sep 19		25.0%
Dec 19		26.5%
Mar 20		25.8%

Legend: ■ Avg AUM — ▬ Adjusted Operating Margin

- *Adjusted operating margin for the quarter decreased 0.7% primarily due to lower net revenue, largely driven by lower non-pass through performance fees, partially offset by higher savings from our strategic restructuring.*

Note: Adjusted operating margin revises our previously disclosed operating margin, as adjusted, prior periods have been restated. See appendix for GAAP reconciliation



Fourth Quarter
Adjusted Earnings Per Share Roll Forward

EPS

| | GAAP EPS $0.83 | | | | GAAP EPS $0.70 |

$1.10

$1.00

$0.90

$0.80

$0.70

$0.60

$0.50

$1.03

$0.05

$0.02

$0.02

$1.02

Dec Qtr Adj EPS   Lower Net Revenue   Savings   Tax/Other   Mar Qtr Adj EPS

- *GAAP EPS decreased $0.13 to $0.70 largely due to losses on investments not offset by compensation and hedges (compared to gains in the prior quarter) and lower net revenue, partially offset by higher savings from the strategic restructuring and a lower tax rate.*
- *Adjusted EPS declined $0.05 from lower net revenue, partially offset by $0.02 in higher savings from our strategic restructuring and $0.02 primarily due to a lower adjusted tax rate.*

See appendix for GAAP reconciliation



Savings and Charges Related to Strategic Restructuring[1]

- Expect saves of $100M or more and costs to achieve of $100M - $105M
- Realized run rate saves of 95% at the end of F4Q20

($ in Millions)	Actual					Projected
	F1Q20	F2Q20	F3Q20	F4Q20	FY20	FY21
Incremental Saves Realized ($)	**$10**	**$15**	**$20**	**$23**	**$68**	**$30+**
Cumulative Saves Realized ($)	**$14**	**$29**	**$49**	**$72**	**$72**	**$100+**
Compensation	$5	$12	$23	$34	$34	$50
Communications & Technology	$1	$3	$5	$9	$9	$10
Occupancy	$0	$1	$1	$1	$1	$5
Other	$8	$13	$20	$28	$28	$35
Run Rate Saves Realized (%)	**41%**	**58%**	**81%**	**95%**	**95%**	**100%**
Costs to Achieve ($)						
Incremental Costs to Achieve	**$33**	**$16**	**$18**	**$4**	**$71**	**$20-$25**
Cumulative Costs to Achieve	**$42**	**$58**	**$76**	**$80**	**$80**	**$100-$105**

- *Quarterly savings of $23 million, with cumulative realized savings of $72 million.*
- *Achieved run rate savings of 95% of our target, and project to capture the remainder by the end of FY21.*
- *Remaining run rate savings primarily represent:*
  - *$4 million of occupancy expected in fiscal 4th quarter*
  - *$3 million of professional fees expected throughout FY21, and*
  - *$1 million of compensation expected in fiscal 2nd quarter.*
- *Quarterly cost to achieve of $4 million. Anticipate costs of $20-$25 million in FY21, primarily related to occupancy saves.*

[1] Strategic restructuring commenced effective January 1, 2019 and include F4Q19 savings of $4M and costs to achieve of $9M

LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix

LEGG MASON
GLOBAL ASSET MANAGEMENT

Brandywine GLOBAL | CLARION PARTNERS | ClearBridge Investments | EnTrust Global

MARTIN CURRIE | QS Investors | RARE | ROYCE Investment Partners | WESTERN ASSET

Appendix - Asset & Revenue Diversification

	Fixed Income	Equity	Alternative		Liquidity	Total AUM		Operating Revenue
AUM by Domicile:								
US	67%	89%	87%		43%	71%		76%
Non US	33%	11%	13%		57%	29%		24%
Total AUM	58%	22%	10%		10%	100%		
Operating Revenue	41%	40%	16%		3%			100%

Asset data as of March 31, 2020 and operating revenue data for the quarter ended March 31, 2020



Appendix - Operating Revenue Yield by Asset Class[1]

Yield (bps)

	Mar 18	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20
Alternative	65	63	61	59	60	60	58	58	58
Equity	61	61	60	59	58	58	57	56	58
Fixed Income	28	28	27	27	27	26	26	26	26
Liquidity	14	13	14	13	14	14	14	14	14

[1] Operating revenue yield equals total operating revenues less performance fees divided by average AUM



Appendix - Fourth Quarter Adjusted EBITDA[1] Roll Forward

Cash Provided By (Used In) Operating Activities, GAAP

Dec 19 Qtr	Mar 20 Qtr
$335.4	$183.5

$ in Millions

	Dec 19 Qtr	Q3 Items	Net Change in Adjusted EBITDA	Q4 Items	Mar 20 Qtr
	$153.8	$16.3	$53.4	($16.0)	$207.5

- Adjusted EBITDA increased primarily due to realized gains on investments in the current period as compared to realized losses on investments in the prior period
- Q3 and Q4 items are restructuring and affiliate charges ultimately settled in cash

[1] See page 23 for GAAP reconciliation



Appendix – Investment Performance

% of Strategy AUM beating Benchmark[1]



% of Long-Term U.S. Fund Assets beating Lipper Category Average[2]



1 See last page for details regarding strategy performance
2 Includes open-end, closed-end, and variable annuity funds. Source: Lipper Inc.

Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ



Appendix – Additional Investment Performance Detail
% of Strategy AUM Beating Benchmark[1]

	March 31, 2020			December 31, 2019			March 31, 2019		
	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year
Total (includes liquidity)	33%	34%	71%	78%	79%	83%	57%	82%	79%
Equity:									
Large cap	21%	21%	56%	18%	21%	52%	57%	44%	38%
Small cap	77%	64%	69%	54%	68%	64%	56%	47%	38%
Total Equity (includes other equity)	68%	58%	65%	61%	56%	60%	47%	45%	45%
Fixed Income:									
US taxable	6%	9%	90%	97%	100%	99%	63%	100%	95%
US tax-exempt	0%	0%	0%	100%	100%	100%	0%	100%	100%
Global taxable	30%	33%	35%	98%	99%	84%	19%	92%	85%
Total Fixed Income	13%	15%	69%	97%	99%	94%	47%	97%	92%
Total Alternative[2]	93%	93%	90%	99%	95%	98%	98%	83%	97%

[1] See last page for details regarding strategy performance. Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ

[2] Alternative assets include AUM managed by Clarion Partners and RARE Infrastructure totaling three funds



Appendix – Additional Investment Performance Detail
% of Long-Term U.S. Fund Assets beating Lipper Category Average[1]

	March 31, 2020			December 31, 2019			March 31, 2019		
	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year	1-Year	3-Year	5-Year
Total (excludes liquidity)	60%	61%	73%	62%	65%	76%	48%	63%	72%
Equity:									
Large cap	40%	41%	75%	39%	40%	72%	68%	51%	65%
Small cap	70%	65%	71%	52%	62%	72%	65%	80%	57%
Total Equity (includes other equity)	47%	47%	72%	45%	49%	72%	67%	54%	63%
Fixed Income:									
US taxable	86%	88%	92%	92%	95%	95%	34%	93%	91%
US tax-exempt	10%	6%	5%	13%	12%	30%	8%	25%	64%
Global taxable	45%	42%	38%	80%	85%	45%	29%	34%	56%
Total Fixed Income	70%	71%	73%	78%	80%	79%	29%	73%	81%
Total Alternative[2]	58%	100%	N/A	0%	100%	N/A	32%	0%	0%

[1] Includes open-end, closed-end, and variable annuity funds. Source: Lipper Inc. Past performance is no guarantee of future results. The information shown above does not reflect the performance of any specific fund. Individual fund performance will differ

[2] Alternative assets include AUM managed by Clarion Partners and RARE Infrastructure totaling three funds



Appendix – GAAP Reconciliation
Adjusted income[1]

($ millions)	Quarters Ended		
	March 2019	December 2019	March 2020
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 49.5	$ 74.8	$ 64.2
Plus (less):			
Restructuring costs:			
Strategic restructuring and other corporate initiatives	9.4	20.9	17.0
Affiliate charges	7.5	0.2	0.7
Amortization of intangible assets	6.0	6.0	5.6
Gains and losses on seed and other investments not offset by compensation or hedges	(5.8)	(4.8)	12.6
Acquisition and transition-related costs	1.0	-	-
Contingent consideration fair value adjustments	-	-	0.3
Income tax adjustments[2]:			
Impacts of non-GAAP adjustments	(4.7)	(6.0)	(9.7)
Other tax items	(3.1)	2.1	2.5
Adjusted Net Income	$ 59.8	$ 93.2	$ 93.2
Net Income (Loss) Per Diluted Share Attributable to Legg Mason, Inc. Shareholders	$ 0.56	$ 0.83	$ 0.70
Plus (less), net of tax impacts:			
Restructuring costs:			
Strategic restructuring and other corporate initiatives	0.08	0.17	0.14
Affiliate charges	0.06	-	-
Amortization of intangible assets	0.05	0.05	0.05
Gains and losses on seed and other investments not offset by compensation or hedges	(0.05)	(0.04)	0.10
Acquisition and transition-related costs	0.01	-	-
Contingent consideration fair value adjustments	-	-	-
Other tax items	(0.04)	0.02	0.03
Adjusted Earnings per Diluted Share	$ 0.67	$ 1.03	$ 1.02

[1] See explanations for Use of Supplemental Data as Non-GAAP Financial Information in the earnings release
[2] The non-GAAP effective tax rates for the quarters ended March 31,2019, December 31, 2019 and March 31, 2020 were 29.5%, 25.9% and 24.6%, respectively.



Appendix – GAAP Reconciliation

Adjusted Operating Margin[1]

($ millions)	Quarters Ended									Year Ended	
	Mar 18	Jun 18	Sep 18	Dec 18	Mar 19	Jun 19	Sep 19	Dec 19	Mar 20	Mar 19	Mar 20
Operating Revenues, GAAP basis	$ 785.1	$ 747.9	$ 758.4	$ 704.3	$ 692.6	$ 705.4	$ 743.3	$ 753.9	$ 719.6	$ 2,903.2	$ 2,922.1
Plus (less):											
Pass through performance fees	(13.5)	(12.6)	(24.0)	(7.4)	(5.0)	(1.0)	(21.9)	(10.7)	(8.3)	(49.0)	(42.0)
Operating revenues eliminated upon consolidation of investment vehicles	0.2	0.2	0.1	0.2	0.2	0.1	0.1	0.1	-	0.7	0.4
Distribution and servicing fees	(80.9)	(79.2)	(79.1)	(72.2)	(72.5)	(69.9)	(67.1)	(67.6)	(65.8)	(303.0)	(270.4)
Investment advisory fees	(38.4)	(37.4)	(35.4)	(36.6)	(26.8)	(34.0)	(37.1)	(36.7)	(34.0)	(136.2)	(141.8)
Adjusted Operating Revenues	$ 652.5	$ 618.9	$ 620.0	$ 588.3	$ 588.5	$ 600.6	$ 617.3	$ 639.0	$ 611.5	$ 2,415.7	$ 2,468.3
Operating Income (Loss), GAAP basis	$ 99.7	$ 125.7	$ 135.7	$ (236.4)	$ 78.1	$ 83.9	$ 125.0	$ 130.0	$ 166.3	$ 103.1	$ 505.2
Plus (less):											
Restructuring costs:											
Strategic restructuring and other corporate initiatives	2.2	2.8	5.6	5.9	9.4	32.9	19.7	20.9	17.0	23.7	90.5
Affiliate charges	-	-	-	-	9.3	1.2	0.2	0.2	0.7	9.3	2.4
Amortization of intangible assets	6.1	6.2	6.1	6.1	6.0	5.5	5.4	6.0	5.6	24.4	22.5
Gains (losses) on deferred compensation and seed investments, net	(2.2)	1.3	4.0	(10.8)	16.0	7.0	2.9	12.0	(32.5)	10.5	(10.6)
Acquisition and transition-related costs	1.8	1.4	-	-	1.2	-	-	-	-	2.6	-
Impairment of intangible assets	-	-	-	365.2	-	-	-	-	-	365.2	-
Contingent consideration fair value adjustments	(15.5)	0.4	0.1	-	-	(1.2)	-	-	0.2	0.5	(0.9)
Charges related to significant regulatory matters	67.0	4.0	0.2	-	-	-	-	-	-	4.2	-
Operating income (loss) of consolidated investment vehicles, net	(0.1)	0.6	0.4	0.3	0.3	0.3	1.3	0.2	0.2	1.6	1.9
Adjusted Operating Income	$ 159.0	$ 142.4	$ 152.1	$ 130.3	$ 120.3	$ 129.6	$ 154.5	$ 169.3	$ 157.5	$ 545.1	$ 611.0
Operating Margin, GAAP basis	12.7%	16.8%	17.9%	(33.6%)	11.3%	11.9%	16.8%	17.2%	23.1%	3.6%	17.3%
Adjusted Operating Margin	24.4%	23.0%	24.5%	22.1%	20.4%	21.6%	25.0%	26.5%	25.8%	22.6%	24.8%

[1] See explanations for Use of Supplemental Data as Non-GAAP Financial Information in the earnings release



LEGG MASON
GLOBAL ASSET MANAGEMENT

Appendix - GAAP Reconciliation
Adjusted EBITDA[1]

($ millions)		Quarters Ended					Fiscal Years Ended		
		March 2019		December 2019		March 2020		March 2019	March 2020
Cash provided by (used in) operating activities, GAAP basis	$	116.9	$	335.4	$	183.5	$ 560.9	$	560.6
Plus (less):									
Interest expense, net of accretion and amortization of debt discounts and premiums	$	28.3	$	26.7	$	26.6	$ 115.3	$	108.5
Current tax expense (benefit)	$	9.1	$	6.1	$	0.2	$ 26.7	$	9.0
Net change in assets and liabilities	$	(27.7)	$	(153.9)	$	(43.4)	$ (52.5)	$	(5.4)
Net change in assest and liabilities of consolidated investment vehicles	$	(7.7)	$	(45.6)	$	31.1	$ (17.7)	$	(19.4)
Net income attributable to noncontrolling interests	$	(5.4)	$	(16.2)	$	(11.2)	$ (36.4)	$	(53.1)
Net gains (losses) and earnings on investments	$	(8.8)	$	0.7	$	19.5	$ 27.7	$	29.3
Net gains (losses) on consolidated investment vehicles	$	(2.5)	$	0.8	$	1.3	$ (0.6)	$	16.2
Other	$	(0.9)	$	(0.2)	$	(0.1)	$ (1.2)	$	(0.7)
Adjusted EBITDA	$	101.3	$	153.8	$	207.5	$ 622.2	$	645.0

[1] See explanations for Use of Supplemental Data as Non-GAAP Financial Information in the earnings release



Appendix – Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Effective July 1, 2019, comparative benchmarks for certain strategies were added to measure relative performance where a stated benchmark was not previously provided. For comparative purposes, where applicable prior periods have been updated to reflect the relative returns using these comparative benchmarks.

Approximately 88% of total AUM is included in strategy AUM as of March 31, 2020, although not all strategies have three, five, and ten year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net-of-fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this presentation, and is not directed toward existing or potential clients of Legg Mason.

